CRUCELL RECEIVES TWO EUROPEAN PATENTS COVERING ITS PER.C6(R) AND ADVAC(R) TECHNOLOGY

LEIDEN, THE NETHERLANDS, OCTOBER 6, 2004 - DUTCH BIOTECHNOLOGY COMPANY CRUCELL N.V. (EURONEXT, NASDAQ: CRXL) ANNOUNCED TODAY THAT IT HAS BEEN GRANTED TWO PATENTS BY THE EUROPEAN PATENT OFFICE, ONE FOR ITS PER.C6(R) TECHNOLOGY AND ONE FOR ITS ADVAC(R) TECHNOLOGY.

THE PER.C6(R) PATENT
The newly granted PER.C6(R) patent covers cell lines marketed by Crucell under the trademark PER.C6(R), as well as many conceivable variants. In addition, the patent specifically covers packaging systems for adenoviruses, methods for making adenoviruses and the adenoviruses themselves. Adenoviruses are widely used in clinical programs for gene therapy and vaccines. With the grant of this European patent Crucell's position is significantly strengthened to the benefit of its PER.C6(R)-based licensing programs, as well as Crucell's own product portfolio.

THE ADVAC(R) PATENT
The second granted European patent protects Crucell's proprietary adenovirus technology, including its Ad35 vector technology, marketed under the trademark AdVac(R). In addition, the claims of the patent encompass important variants of Ad35, namely those adenoviral serotypes that are least neutralised in humans, thereby overcoming the problem of vector immunity that limits the use of serotype 5 in gene therapy and vaccination. This patent provides Crucell and its AdVac(R) licensees with a strong competitive advantage in the development of AdVac(R)-based vaccine products.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development programs include collaborations with Aventis Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Elizabeth Goodwin
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
e.goodwin@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com